

March 21, 2013

Via E-mail
John C. Orr
President and Chief Executive Officer
Myers Industries, Inc.
1293 S. Main Street
Akron, Ohio 44301

> **Re: Myers Industries, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2013**
> **File No. 1-08524**

Dear Mr. Orr:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 – Election of Directors, page 4

Shareholder Nominations of Director Candidates, page 10

1.   We note the reference on page 11 to "the procedure outlined in Article I, Section 12 of [your] Amended and Restated Code of Regulations, titled 'Advance Notice of Director Nomination.'" We further note that the exhibit index in your Form 10-K for the fiscal year ended December 31, 2012, incorporates by reference your Amended and Restated Code of Regulations filed as Exhibit (3)(b) to your Form 10-K filed on March 26, 2003. Please direct our attention to such advance-notice provision. Alternatively, please revise to clarify where shareholders can find the referenced procedure. In addition, disclose whether or not the nomination of Mr. Lee was in accordance with the procedure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions